[BioSante Letterhead]

December 17, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Mail Stop 4720

Re:                             BioSante Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement on Schedule 14A

Form 8-K dated October 14, 2009

File Number: 001-31812

Dear Mr. Rosenberg:

As a follow-up to my telephone conversation with Dana Hartz on December 16, 2009, this letter is to confirm that the Staff of the Division of Corporation Finance has approved the request of BioSante Pharmaceuticals, Inc. to extend the due date by no later than January 15, 2010, for our response to your comment letter dated December 15, 2009, File No. 001-31812.

Thank you very much for providing us this extension of time.

Sincerely,

/s/ Phillip B. Donenberg

Phillip B. Donenberg
Chief Financial Officer, Treasurer and Secretary

cc:                                Dana Hartz, Staff Accountant